FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule l01(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Item

1.	Summary of Decisions of the 404th Meeting of the Board of Directors

2.	Material Announcement, February 28, 2007

3.	Notice to Stockholders, February 28, 2007

4.	CEMIG Distribuição S.A. — Summary of Principal Decisions, February 28, 2007

5.	CEMIG Geração E Transmissão S.A. — Summary of Principal Decisions, February 28, 2007

6.	Notice to Shareholders, March 3, 2007

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company

CNPJ 17.155.730/0001-64

NIRE 31300040127

SUMMARY OF DECISIONS OF 404th THE MEETING OF THE BOARD OF DIRECTORS.

At its meeting held on February 28, 2007, the Board of Directors of Companhia Energética de Minas Gerais decided as follows:

1. To approve the Report of Management and the Financial Statements for the year ended December 31, 2006 and to submit them to the Annual General Meeting.

2. To propose to the Annual General Meeting the allocation of the net profit for the year 2006.

3. To submit a proposal to the Annual General Meeting to the effect that the company’s registered capital should be increased through issuance of new shares upon capitalization of part of the retained earnings reserve, with consequent distribution to stockholders of 50% in new shares of the same type as those held, with nominal value of R$0.01; consequent redrafting of the head paragraph of Clause 4 of the Bylaws; authorization to the Executive Board to take measures in relation to this bonus; approval of a reverse stock split; consequent alteration of sub-items “a” and “b” of the head paragraph of Clause 4 of the Bylaws; and authorization for the Executive Board to take measures relative to the said reverse split.

4. To approve the adoption of parameters and criteria for cost of capital used in valuing the company’s investments, covering wholly- and partly-owned subsidiaries and giving orientation to the affiliated companies.

5. To authorize the signing of voting agreements with Brascan Brasil Ltda. relating to Empresa Amazonense de Transmissão de Energia S.A., Empresa Paraense de Transmissão de Energia S.A. and Empresa Catarinense de Transmissão de Energia S.A.

6. Authorization to file appropriate legal actions against the State of Minas Gerais, seeking to suspend demandability of the tax credits ascertained by the Minas Gerais State tax authority and consequent issuance of a Tax Liability Release Certificate.

7. Appointment of directors of Cemig to management of companies of the Cemig group.

8. To approve the creation of an ADR program, representing existing common shares, to be listed on the New York Stock Exchange.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a listed company with share securities traded on the stock exchanges of New York, Madrid and São Paulo, in accordance with its commitment to best corporate governance practices and in accordance with CVM instructions 358 and 359 of January 3 and 22, 2002, hereby announces that its Board of Directors has decided to authorize an American Depositary Receipts (ADR) program representing the company’s common shares, to be registered with the Brazilian Securities Commission (CVM) and the Securities and Exchange Commission (SEC) of the United States, and listed on the New York Stock Exchange.

This will give the US investor market access to the common shares of Cemig. These investors already have access to the preferred shares under the existing program.

This program will become effective after conclusion of the related legal procedures.

Belo Horizonte, February 28, 2007

Luiz Fernando Rolla

Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANYA

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby inform stockholders that the Board of Directors, at its meeting held on February 28, 2007, decided to propose to the Annual General Meeting — to be held by April 30, 2007:

1. INCREASE IN REGISTERED CAPITAL, AND BONUS:

1.1.         Increase in registered capital in the amount of R$ 810,769,089.75 (eight hundred and ten million, seven hundred and sixty nine thousand eighty nine Reais and seventy five centavos), corresponding to an increase of 50% in the present registered capital, using funds from the Earnings Reserve, which will result in a bonus of 500 new shares, of the same type and carrying the same rights as those currently held, with nominal value of R$ 0.01 for each existing group of one thousand shares. As soon as this is homologated by the said Stockholders’ Meeting, all those stockholders whose names are in the company’s Nominal Share Register will receive the benefit on the same day as the meeting. The shares will be traded with the right to the bonus up to the date of the meeting, and will be traded ex- this bonus entitlement on and after the day immediately following the said Meeting.

1.2.         For the purposes of Paragraph 1 of Article 25 of Federal Tax Service Normative Instruction 25/2001, the unit acquisition cost attributed to the shares given in bonus is R$ 0.01.

1.3            Under CTM (Securities Commission) Normative Instruction 168/91, the value in Reais of fractions resulting from the calculation of the bonus will be paid to the respective owners of those factions together with the payment of the dividend for the 2006 business year.

We reiterate that payment of this bonus is conditional upon homologation by the Annual General Meeting, to be held by April 30, 2007.

2.             DIVIDENDS

In accordance with sub-item “b” of Sole Sub-paragraph of Clause 28 of our Bylaws, R$ 1,381,781,000 will be distributed in the form of dividends, in view of the net profit of R$ 1,718,841,000 ascertained for the business year of 2006, as follows:

2.1.         R$ 884,781,000 in the form of obligatory dividend, payable to the company’s stockholders under sub-item “a” of the Sole Sub-paragraph of Clause 21 of the Bylaws and the applicable legislation, made up of the following portions:

2.1.1.             Interest on Equity in the amount of R$ 169,067,000, corresponding to R$ 1.0430781547 per thousand shares, decided by the meeting of the Board of Directors held on April 27, 2006, payable to stockholders whose names were in the Nominal Share Registry on May 11, 2006. This payment will be imputed to the amount of the obligatory dividend for the business year 2006, as specified in paragraph 7 of Clause 9 of Law 9249/95.

2.1.2                Complementary dividends in the amount of R$ 715,714,000, corresponding to R$ 2.943786152 per thousand shares.

2.2.         R$ 497,000,000 in the form of extraordinary dividend, under Clause 30 of the bylaws, corresponding to R$ 2.0441988247 per thousand shares.

2.3.         The items described in 2.1.2 and 2.2 above shall be payable to all holders of shares, including those shares resulting from the bonus mentioned in the previous item, whose names are in the Nominal Share Registry on the date of holding of the Meeting, for the purposes specified in Article 205 of Law 6404/76. The shares shall trade ex-dividend on the day immediately following the holding of the said Meeting.

Please note that payment is conditional upon homologation by the Annual General Meeting, to be held by April 30, 2007.

3.             REVERSE SPLIT:

The shares, after the bonus referred to in item 1, shall be grouped in the proportion of 500 (five hundred) shares of nominal value R$ 0.01 (one centavo), to 1 (one) share of the same type and as the shares held, with nominal value of R$ 5.00 (five Reais).

3.1.         Within a period to be established of no less than 30 days after the holding of the said Meeting, shareholders may if they wish adjust their stockholding positions in each type of share in multiple lots of 500 (five hundred) shares, privately or through any broker authorized to operate on the São Paulo Stock Exchange.

3.2.          As from the day immediately following the end of the period for adjustment of fractions referred to, the company’s shares will be traded exclusively for a single price.

3.3.          After the period for adjustment of shareholding positions by their holders, any resulting factions of shares shall be separated, grouped in whole numbers, and sold by auction on the São Paulo Stock Exchange, on a date to be announced.

3.4.          After settlement of the auction, amounts resulting from the sale of shares shall be credited to the respective holders of fractions together with the payment of the first portion of the dividend for the business year 2006.

Note that the first split described above is conditional upon homologation by the Ordinary and Extraordinary General Meetings to be held by April 30, 2007.

Belo Horizonte, February 28, 2007

Luiz Fernando Rolla
Chief Financial and Investor Relations Officer

CEMIG DISTRIBUIÇÃO S.A.

Listed company — CNPJ 06.981.180/0001-16

Summary of principal decisions

At its meeting held on February 28, 2007 the Board of Directors of CEMIG Distribuição
S/A made the following decisions:

1.	To approve the Report of Management and the Financial Statements for the year ended December 31, 2006 and to submit them to the Annual General Meeting.

2.	To propose to the Annual General Meeting the allocation of the net profit for the year 2006.

3.	To approve the adoption of parameters and criteria for cost of capital used in valuing the company’s investments.

4.	To authorize signing of a working agreement with Cemig GT and the Minas Gerais State Forests Institute (IES/Minas Gerais) to participate in a forest fire combat campaign.

5.	To authorize the contracting of services for consumer meter reading in kWh.

CEMIG GERAçÃO E TRANSMISSÃO S.A.

Listed company — CNPJ 06.981.176/0001-58.

Summary of principal decisions

At its meeting held on February 28, 2007 the Board of Directors of CEMIG Geração e Transmissão S/A decided as follows:

1. To approve the Report of Management and the Financial Statements for the year ended December 31, 2006 and to submit them to the Annual General Meeting.

2. To propose to the Annual General Meeting the allocation of the net profit for the year 2006.

3. To approve the adoption of parameters and criteria for cost of capital used in valuing the company’s investments, covering wholly- and partly-owned subsidiaries and giving orientation to the affiliated companies.

4. To authorize signing of a working agreement with Cemig D and the Minas Gerais State Forests Institute (IES/Minas Gerais) to participate in a forest fire combat campaign.

5. Approval of Project: Volta Grande Substation — Acquisition of Elevation Transformers, authorizing opening of the respective tenders, making of purchases and contracting of services.

6. To authorize the contracting of a contract with the Porto Estrela Consortium for transfer without consideration of assets and the contract for connection to the transmission system.

7. The authorize signing of the fourth amendment to the contract for constitution of the Consortium for the Queimado Hydroelectric Project.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG
BRAZILIAN LISTED COMPANY
CNPJ 17.155.730/0001-64

NOTICE TO SHAREHOLDERS

We advise our shareholders that the documents referred to in article 133 of Law # 6,404 of December 15, 1976, relating to the year 2006, are available for consultation at the head offices of this Corporation located at Av. Barbacena, 1,200, Belo Horizonte.

Belo Horizonte, March 03, 2007

Luiz Fernando Rolla
Finance, Participations and Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS
GERAIS — CEMIG

	By:	/s/ Luiz Fernando RollA
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer and Investor
Relations Officer

Date: March 15, 2007